

SEC MAIL PROCESSING
RECEIVED
AUG 12 2002
WASH. D.C.
155
SECTION




SEC MAIL PROCESSING
RECEIVED
AUG 12 2002
WASH. D.C.
155
SECTION


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Form 6-K**

# REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



02050741


**For the month of July, 2002**

**KT Corporation**

**206 Jungja-dong**
**Bundang-gu, Sungnam**
**Kyunggi-do**
**463-711**
**Korea**
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

# Derivatives Open Interest Balance

We hereby inform you that KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) holds open interests. Details are as follows:

1. Derivative product traded : interest rate swap

2. Open interest balance(a+b) : 350 million USD

   a : buying amount : 350 million USD

   b : selling amount : none

   - ratio to total asset : 1.79%

3. Date when the open interest held : July 26, 2002.

## Notice of Investor Relations

We hereby inform you that KT Corporation (formerly known as "Korea Telecom Corp."; NYSE symbol: KTC) will be holding investor relations . Details are as follows:

1. Date:

   1st : August 1, 2002 17:00(Seoul time)

   2nd: August 2 2002 06:00(Seoul time)

2. Method of IR : conference call.

3. Target participants: institution investors.

4. Key topic to be presented: first half financial result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2002

KT Corporation

By: Kyu Sung Lee

Name: Kyu Sung Lee

Title: Director